May 9, 2013

Deborah O’Neal-Johnson, Esquire

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price Global Allocation Fund, Inc. (“Registrant”)

File Nos.: 333-187446/811-22810

Dear Ms. O’Neal-Johnson:

The following is in response to your letter of April 17, 2013, regarding the Form N-1A registration statement filed for the above Registrant on March 22, 2013. Set forth below are our responses to your comments on the filing for the T. Rowe Price Global Allocation Fund (the “Fund”) and its Advisor Class shares.

Comment:

On the outside front cover page of the prospectus, you indicated that the filing will become effective 60 days after filing pursuant to paragraph (a)(1). Please delete this selection.

Response:

The Form N-1A facing sheet indicates that the filing will become effective 60 days after filing pursuant to paragraph (a)(1), but the front cover of the preliminary prospectus does not contain such a reference. The prospectus cover does contain the “subject to completion” legend prescribed by Rule 481 under the Securities Act of 1933, which will be deleted from the front cover of the final prospectus.

Comment:

Principal Investment Strategies

In the first paragraph you state, “the fund’s portfolio will consist of approximately…30% bonds.” Does the Fund have a maturity strategy and credit quality standards for these securities? If so, include disclosure as appropriate.

Response:

The Fund does not have any maturity or duration restrictions with respect to the Fund’s investments in bonds and other debt instruments. The Fund’s broadly diversified investment approach will result in holdings ranging from those with very short durations and maturities to those with longer-term durations and maturities. While we monitor the duration of the fund’s bond investments, it is one of many factors that influence asset allocation decisions and we do not target any particular weighted average maturity or overall duration for the bond portion of the Fund’s portfolio.

There is already an operating policy set forth in section 3 of the prospectus that permits the Fund to invest up to 25% of its total assets in bonds, loans, and other debt instruments that are rated below investment-grade. This policy will be disclosed in the Fund’s principal investment strategies. Accordingly, we will revise the disclosure in response to Item 4 of Form N-1A as follows (new language is underlined) to address the fund’s flexible maturity strategy and its limit on below investment-grade holdings:

The fund’s investments in a diversified portfolio of debt instruments include U.S. dollar-denominated and non-U.S. dollar-denominated obligations of U.S. and international issuers (including issuers in emerging markets). The fund may purchase securities of any maturity and investments are chosen across the entire government, inflation-linked, corporate, and mortgage-backed and asset-backed securities markets, as well as bank loans. When deciding whether to adjust the duration or credit risk exposure of the fund’s debt investments or allocations among the various sectors, the fund weighs such factors as the overall outlook for inflation and the global economy, expected interest rate movements and currency valuations, and the yield advantage that lower-rated instruments may offer over investment-grade bonds. The fund expects to normally invest approximately one-third of its debt investments in international issuers, and the fund may invest up to 25% of its total assets in debt instruments that are rated below investment-grade or deemed to be of comparable quality by T. Rowe Price.

Comment:

Please confirm to staff that investments in hedge funds will not exceed 10% of the Fund’s net assets.

Response:

Shortly after its inception, the Fund expects to make an investment in a private fund of hedge funds that focuses on alternative investments in an amount equal to approximately 10% of its initial seed capital. Thereafter, as part of its overall asset allocation strategies, the Fund will seek to maintain a neutral allocation of 10% to alternative investments. This exposure to alternative investments is expected to be achieved through investments in one or more hedge funds unless it is determined to be in the best interest of the Fund to transition this exposure to individual securities or other investments, including assets managed by an unaffiliated sub-adviser.

Notwithstanding the Fund’s 10% neutral allocation to hedge funds, it is possible that the Fund’s hedge fund holdings will represent greater than 10% of its net assets due to cash flows into the Fund and/or performance of the hedge funds relative to the remainder of the portfolio. We will closely monitor the Fund’s investments in hedge funds, in particular because such holdings are deemed to be illiquid subject to the Fund’s overall limit on illiquid investments. If the Fund’s hedge fund investments were to approach 15% of the Fund’s net assets, we would assess the appropriate measures to be taken under the circumstances to reduce the Fund’s investments in illiquid assets. Further, investments by registered investment companies in unregistered hedge funds relying upon the exceptions in sections 3(c)(1) or 3(c)(7) are not constrained by the limits of section 12(d)(1) of the Investment Company Act of 1940 so we do not view the Fund holding greater than 10% of its net assets in hedge funds as problematic from that perspective.

Comment:

Principal Risks

Derivatives Risk: Revise the disclosure to provide a better sense of the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund, and the maximum percentage of Fund assets that are expected to be allocated to derivatives. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:

We have tailored the Fund’s prospectus so that the disclosure in response to Item 4 of Form N-1A identifies only those derivative instruments that the Fund expects to use as a principal investment strategy. We believe that writing index call options, purchasing equity index futures and Treasury futures, and using forward currency exchange contracts represent the only instruments and strategies that will rise to the level of principal investment strategies, although the potential use of other derivatives that would not be considered principal investment strategies are described in the disclosure that appears after Item 8. In addition, the disclosure precisely states the primary purposes for using each of these instruments and we have tailored the principal risks disclosure to address the risks associated specifically with those derivatives set forth as part of the principal investment strategies. The operating policies that appear in section 3 of the prospectus set forth the maximum percentages that may be allocated to each derivative instrument. Therefore, we do not believe that any changes to the Fund’s derivatives disclosure are necessary.

Comment:

Tax Consequences of Hedging

If the Fund will sell credit defaults swaps, confirm that the full notional value of the swap will be covered.

Response:

If the Fund sells credit protection under a credit default swap, the Fund will cover the securities by segregating liquid, high-grade debt securities or other suitable cover in an amount equal in value to the full notional value of the contract.

Comment:

If the Fund will invest in total return swaps, please note that it must set aside assets per Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response:

If the Fund invests in total return swaps, it will cover the position by maintaining segregated assets sufficient to satisfy the Fund’s obligations under these transactions as required by Investment Company Act Release No. 10666 (Apr. 18, 1979) and staff interpretations thereunder.

Comment:

Disclosure of Portfolio Information

Are the Fund’s policies and procedures regarding the disclosure of portfolio holdings on its website? If so, please disclose.

Response:

Although the Fund’s Statement of Additional Information provides a more comprehensive description of these policies, the various T. Rowe Price websites also contain a limited discussion of these policies. Therefore, we will revise the prospectus disclosure as follows:

A description of T. Rowe Price’s policies and procedures with respect to the disclosure of portfolio information is available in the Statement of Additional Information and through troweprice.com.

Comment:

Preliminary Prospectus – Advisor Class Fee Table

Confirm to the staff that there are no shareholder fees for this share class.

Response:

Unlike the Investor Class shares of the Fund which charges an account service fee for accounts with balances below $10,000 and do not meet one of the waiver criteria, the Advisor Class shares of the Fund do not charge any sales charges (loads), redemption fees, exchange fees, or shareholder account fees.

Additional Changes:

Fundamental Policy on Commodities

1. As part of the Fund’s initial filing, we included the fundamental policy on commodities that currently applies to all of the T. Rowe Price funds (other than the T. Rowe Price Spectrum Funds, T. Rowe Price Retirement Funds, and the T. Rowe Price money market funds). This policy provides that those funds may not purchase or sell physical commodities except that they may enter into futures contracts and options thereon.

As part of our next filing, we intend to modify this policy only with respect to the Fund prior to its becoming effective with the Commission. The Fund’s fundamental policy will be to not purchase or sell commodities except to the extent permitted by applicable law. We believe that expanding the policy from physical commodities to commodities is more in line with Section 8(b)(1) under the Investment Company Act of 1940 Act and such a revision will make the Fund’s commodities policy consistent with changes we expect to implement for all of the T. Rowe Price funds in connection with a proxy later this year to elect directors and to seek shareholder approval of various matters that can only be changed by shareholder vote.

Exemptive Relief Disclosure

2. The prospectus currently states that in the future, the Fund may also hire investment sub-advisers, subject to shareholder approval (if necessary), who specialize in managing alternative investments in order to directly manage a portion of the fund’s portfolio. In connection with this possible future development, we intend to apply for “manager of managers” exemptive relief to allow the flexibility to hire and fire sub-advisers without the need for shareholder approval. As a result, under “More Information About the Fund and Its Investment Risks” in section 3 of the prospectus, we intend to add the following disclosure:

Applicable law generally requires a fund to obtain shareholder approval when hiring sub-advisers. However, the Board has authorized the fund to seek exemptive relief from the SEC to permit the investment adviser (subject to the Board's oversight and approval) to make decisions about the fund's sub-advisory arrangements without obtaining shareholder approval. There is no guarantee the SEC will grant the requested exemptive relief. Until such time that the exemptive relief is granted and shareholders are notified accordingly, the fund will continue to submit matters to shareholders for their approval to the extent required by applicable law. Should the relief be granted, the fund and the investment adviser would be permitted to engage one or more sub-advisers to make day-to-day investment decisions for the fund's assets. Under the arrangement, the investment adviser would retain ultimate responsibility (subject to the oversight of the Board) for overseeing the sub-advisers and may, at times, recommend to the Board that the Fund: (1) change, add, or terminate one or more sub-advisers; (2) continue to retain a sub-adviser even though the sub-adviser's ownership or corporate structure has changed; or (3) materially change a sub-advisory agreement with a sub-adviser.

Fundamental Policy on Borrowings

3. As part of the Fund’s initial filing, we included the following fundamental policy on borrowing in the prospectuses and Statement of Additional Information:

The fund may borrow up to 33 1/3% of its total assets from banks, or, to the extent permitted by applicable law including an exemptive order issued by the Securities and Exchange Commission (the “Interfund Lending Order”), other T. Rowe Price funds, and other persons. In the event that the Board of Directors of the fund determines that it would be in the best interest of the fund to be able to borrow pursuant to the Interfund Lending Order, then this fundamental policy shall be automatically amended at the time of such determination to provide that the fund's borrowings shall be limited to non-leveraging, temporary, or emergency purposes.

At the time of our initial filing, we were exploring the use of a committed credit facility that would permit the Fund to borrow for longer periods of time and for other purposes than what is allowed under the Price Funds’ interfund lending program. However, we have determined that the use of such a facility is not viable so we intend to modify this policy prior to the Fund becoming effective with the Commission so that it will align with the fundamental borrowing policy in place for most other T. Rowe Price funds.

The revised policy that will appear in the prospectuses as part of our next filing is as follows:

A fund may borrow from banks, other persons, and other T. Rowe Price funds for temporary emergency purposes to facilitate redemption requests, or for other purposes consistent with fund policies as set forth in this prospectus. Such borrowings may be collateralized with fund assets, subject to restrictions.

Fundamental policy Borrowings may not exceed 33 1/3% of total assets.

The policy set forth in the Statement of Additional Information that is unique to the Fund will be deleted and the policy already in place for most T. Rowe Price funds will now include the Fund as well. This policy is as follows:

As a matter of fundamental policy, the funds may not borrow money, except that the funds may (i) borrow for non-leveraging, temporary, or emergency purposes; and (ii) engage in reverse repurchase agreements and make other investments or engage in other transactions, which may involve a borrowing, in a manner consistent with the funds’ investment objectives and programs, provided that the combination of (i) and (ii) shall not exceed 33⅓% of the value of the funds’ total assets (including the amount borrowed) less liabilities (other than borrowings) or such other percentage permitted by law. Any borrowings which come to exceed this amount will be reduced in accordance with applicable law. The funds may borrow from banks, other Price Funds, or other persons to the extent permitted by applicable law

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Global Allocation Fund, Inc.